EXHIBIT (12)

     TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the

Three Months Ended April 29, 2000 and May 1, 1999

and for the Five Years Ended January 29, 2000

(Millions of Dollars)

	Three Months Ended		Fiscal Year Ended
	April 29, 2000	May 1, 1999	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$239	$194	$1,185	$962	$802	$474	$311
Income taxes	150	123	751	594	524	309	190

Total earnings before extraordinary charges	389	317	1,936	1,556	1,326	783	501

Fixed charges:
Interest expense	103	98	415	421	437	464	461
Interest portion of rental expense	17	16	69	63	59	59	59

Total fixed charges	120	114	484	484	496	523	520

Less:
Capitalized interest	(5)	(4)	(16)	(16)	(16)	(16)	(14)

Fixed charges in earnings	115	110	468	468	480	507	506

Earnings available for fixed charges	$504	$427	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges	4.19	3.74	4.96	4.18	3.65	2.46	1.94

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$120	$114	$484	$484	$496	$523	$520
Dividends on preferred stock (pre-tax basis)	—	8	29	32	35	37	37

Total fixed charges and preferred stock dividends	120	122	513	516	531	560	557

Earnings available for fixed charges and preferred stock dividends	$504	$427	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	4.19	3.50	4.69	3.92	3.40	2.30	1.81